TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072   Fax:  (780) 930-7073

May 20, 2005

TSX Venture Trading Symbol: TTA

NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.

CLOSED EXPEDITED PRIVATE PLACEMENT

Titan Trading Analytics Inc. ("Titan") announced today that is has completed the closing of an expedited private placement, raising gross proceeds of Cdn. $233,400 to enhance its marketing and training programs, software development and working capital.  The private placement consisted of the issuance of 1,167,000 Common Shares and 583,500 Warrants exercisable at $0.27 on or before May 19, 2006.  The securities issued under the private placement are subject to a four-month hold period.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

(780) 930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.